

VOZROZHDENIE BANK

File № 82-4257

Bank Vozrozhdenie
7/4 Luchnikov Per., Bldg. 1, Moscow, GSP, 101990,
Russia
Tel. +7 (495) 777-0888, Fax +7 (495) 620-1999
vbank@co.voz.ru / www.vbank.ru

16.03.10
1108/5060



10015641

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Exemption № 82-4257

The message

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Bank Vozrozhdenie forward to you Statement of material facts.

Sincerely,



Alexander V. Dolgopolov
Deputy Chairman of the Board

5/3

Payment of the 6th coupon on bonds
March 3, 2010
Information on income accrued and/or paid on securities of the Issuer Information on terms of fulfillment Issuers obligations to an owners of the securities

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer	Bank Vozrozhdenie
1.3. Location of the issuer	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	www.vbank.ru

2. Content of the Message

2.1. Kind, category (type), series and other identification requisites of securities
non-convertible secured documentary bonds of series 01 payable to bearer with obligatory centralized keeping and without option of early redemption, with the repayment date falling on of 1,092 (One thousand ninety-second) day as from the bonds placement date.
2.2. State registration number of the securities issue, date of state registration of the securities: 40101439B dated 08 February 2007.
2.3. Name of the registration body executing state registration of the securities issue: Central Bank of the Russian Federation.
2.4. Content of the Issuer's commitment:
To pay sixth coupon income on Bonds.
The amount of liability in monitory terms: 133 890 000 (One hundred thirty three millions eight hundred ninety thousands) RUR.
The Issuer's governing body, taking decision to determine the interest (coupon) amount on Bonds.
The amount of interest (coupon) income on Bonds is determines according to the Decision on securities issue and Prospectus of the securities issue, approved by the Board of directors of Bank Vozrozhdenie dated 29.12.2006 (Minutes № 6 dated 29.12.2006). The rate of the first coupon income in amount 8,95 (Eight integers and ninety five hundredth) percents per year is approved by the Board of Directors of Bank Vozrozhdenie (Minutes № 9 dated 07.03.2007). The rate of interest of second — sixth coupons is determines as equal to the rate of interest of the first coupon.
2.5. The date of taking decision on amount determination (order of amount determination) of interest (coupon) on Issuers Bonds: 07.03.2007.
2.6. The date of drawing up the minutes of the meeting of the Issuer's authorized governing body, takind decision to determine the amount of interest (coupon) income on Issuer's Bonds: 07.03.2007.
2.7. Total amount of interest income and/or other income, to be paid on Issuer's Bonds: 133 890 000 (One hundred thirty three millions eight hundred ninety thousands) RUR.
The amount of interest income and/or other income, to be paid on one Issuer's Bond:
44 (forty four) RUB 63 kopecks.
2.8. Form of paying income on the issuer's securities: in a cashless, monitory form in RUR of the Russian Federation.
2.9. The date, when the commitment on paying income on the Issuer's securities is to be fulfilled — the deadline: 03.03.2010.
2.10. Total amount of dividends paid out on the Issuer's Bonds of the certain issue (series): 133 890 000 (One hundred thirty three millions eight hundred ninety thousands) RUR.
The fact of fulfillment or non-fulfillment (default) of the issuer's commitment.
The commitment is fulfilled in full volume.

3. Signature

3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie	(signature)	Alexander V. Dolgopolov
3.2. March 03, 2010	Stamp	

Redemption of bonds
March 3, 2010
Information on terms of fulfillment Issuers obligations to an owners of the securities

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer	Bank Vozrozhdenie
1.3. Location of the issuer	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	www.vbank.ru

2. Content of the Message

2.1. Kind, category (type), series and other identification requisites of securities
non-convertible secured documentary bonds of series 01 payable to bearer with obligatory centralized keeping and without option of early redemption, with the repayment date falling on of 1,092 (One thousand ninety-second) day as from the bonds placement date.
2.2. State registration number of the securities issue, date of state registration of the securities: 40101439B dated 08 February 2007.
2.3. Content of the Issuer's commitment, and in case of money obligation the amount of obligation in monetary terms: When redeeming bonds to pay the bond owner's a nominal value of bonds in amount of 3 000 000 000 (three billion) RUR.
2.4. The date, when the commitment the Issuer is to be fulfilled, and in case if commitment to be fulfilled during the certain period – the deadline: 03.03.2010.
2.5. The fact of fulfillment or non-fulfillment (default) of the issuer's commitment.
The commitment is fulfilled in full volume.
2.6. In case of non-fulfillment of the issuer's commitment a reason of such non-fulfillment, and for money bligation the amount of non-fulfilled obligation in monetary terms.
The commitment is fulfilled in full volume.

3. Signature

3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie	(signature)	Alexander V. Dolgopolov
3.2. March 03, 2010	Stamp	